The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
[redacted]

Shares & Bonds Department
entral Office,
tate Bank Bhavan, Madame Cama Marg,
umbai 400 021.
सं/फैक्स/Fax: 91-22-285 5348

04035961

जा. क्रमांक / No. : CO/S&B/VR/2004/23

दिनांक / तारीख / Date : 30.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH JUNE, 2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2235 dated the July 30, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

NO. 32.1524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/2235 दिनांक / तारीख / Date : 30.07.2004

Dear Sir,

<u>LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 30TH JUNE, 2004</u>

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the quarter ended the 30th June, 2004, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

~~GENERAL~~ MANAGER
(Shares & Bonds)
Encl. a.a

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 30TH JUNE 2004

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended June 30, 2004. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **42** branches reviewed by us, **573** branches reviewed by the Bank's Concurrent Auditors, **8** Foreign Offices reviewed by External Auditors and unreviewed returns in respect of **8446** branches (including 14 Foreign Offices). In the conduct of our review, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating **581** branches / offices. These review reports cover **54.58**% of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, these review reports also cover **63.17**% of NPAs as on June 30, 2004.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Attention is drawn to Note no. 4 regarding change in the basis of valuation of certain investments and its resultant impact on the working results as described therein.

5. Based on our review conducted as above, save as otherwise stated in Note No. 3 and 5 forming part of unaudited financial results, nothing has come to our notice that causes

FILE NO. 82.4524

us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

(S. Krishnan)
Partner : M.No. 51626

Vyas & Vyas,
Chartered Accountants

(C.P. Kapoor)
Partner : M.No. 71275

S. Viswanathan,
Chartered Accountants

(C.N.Srinivasan)
Partner : M.No. 18205

S. P. Chopra & Co.,
Chartered Accountants

(R.N.Das)
Partner : M.No. 8992

G. S. Mathur & Co.,
Chartered Accountants

(Ajay Mathur)
Partner : M.No. 88223

R. Devendra Kumar & Associates,
Chartered Accountants

(D.K.Gupta)
Partner : M.No. 9032

Venugopal & Chenoy,
Chartered Accountants

(D.V. Jankinath)
Partner : M.No. 29505

Chaturvedi & Co.,
Chartered Accountants

(S.N. Chaturvedi)
Partner : M.No. 40479

O. P. Totla & Co.,
Chartered Accountants

(S. R. Totla)
Partner : M.No. 71774

K. S. Aiyar & Co.,
Chartered Accountants

(Santanu Ghosh)
Partner : M.No. 50927

B. D. Bansal & Co.,
Chartered Accountants

(Sumit Kumar Bansal)
Partner : M.No. 99496

Sarma & Co.,
Chartered Accountants

(R. L. Das Sarma)
Partner : M.No. 2464

K. P. Rao & Co.,
Chartered Accountants

(K. Viswanath)
Partner : M.No. 22812

Phillipos & Co.,
Chartered Accountants

(K. Radhakrishnan)
Partner : M.No. 8242

New Delhi,
27th July 2004.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE 2004

(Rs.In crores)

	Particulars	Quarter ended 30.06.2004 (Reviewed)	Quarter ended 30.06.2003 (Reviewed)	Year ended 31.03.2004 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	7666.57	7770.26	30460.48
	(a) Interest/discount on advances/bills	2987.22	2848.76	11267.17
	(b) Income on Investments	3989.93	3938.44	15715.51
	(c) Interest on balances with Reserve Bank of India and other interbank funds	513.54	791.08	2499.39
	(d) Others	175.88	191.98	978.41
2	Other Income	1538.72	1752.94	7612.45
	(A) TOTAL INCOME (1+2)	9205.29	9523.20	38072.93
3	Interest Expended	4712.50	5085.57	19274.16
4	Operating Expenses (e) + (f)	2421.39	1910.69	9245.31
	(e) Payments to and provisions for employees	1710.44	1347.05	6447.69
	(f) Other Operating Expenses	710.95	563.64	2797.62
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	7133.89	6996.26	28519.47
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2071.40	2526.94	9553.46
	(D) Provisions and Contingnecies (net of write-back)	328.66	791.58	4628.10
	— of which provisions for Non-performing assets	210.00	850.00	3702.75
	(E) Provision for Taxes	684.34	835.00	1244.36
	(F) NET PROFIT (C - D - E)	1058.40	900.36	3681.00
5	Paid-up equity Share Capital	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	19704.98	16677.08	19704.98
7	Analytical Ratios			
	(i) Percentage of shares held by Government of India	nil	nil	nil
	(ii) Capital Adequacy Ratio	13.82%	13.71%	13.53%
	(iii) Earnings per Share	20.11 (not annualised)	17.11 (not annualised)	69.94
	(iv) (a) Amount of gross non-performing assets	12871.57	13351.49	12667.21
	(b) Amount of net non-performing assets	5544.14	5153.65	5441.73
	(c) % of gross NPAs	7.67	9.37	7.75%
	(d) % of net NPAs	3.45	3.84	3.48%
	(v) Return on Assets (Annualised)	0.99%	0.96%	0.94%
8	Shareholding pattern			
	a) Reserve Bank of India --- No. of shares	314338700	314338700	314338700
	--- % of shareholding	59.73%	59.73%	59.73%
	b) Others --- No. of shares	211960178	211960178	211960178
	--- % of shareholding	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.In crores)

		Particulars	Quarter ended 30.06.2004 (Reviewed)	Quarter ended 30.06.2003 (Reviewed)	Year ended 31.03.2004 (Audited)
1		Segment Revenue (income)			
	a	Banking Operations	7846.33	7737.44	31335.29
	b	Treasury Operations	4706.96	5725.95	21989.43
		Total	12553.29	13463.39	53324.72
		Less : Inter Segment Revenue	3677.07	3983.27	15413.10
		Net Income from Operations	8876.22	9480.12	37911.62
2		Segment Results (Profit before tax)			
	a	Banking Operations	1129.29	488.86	1835.71
	b	Treasury Operations	373.01	1292.05	3815.62
		Total	1502.30	1780.91	5651.33
		Less : Unallocated expenses (net of unallocated income)	-240.44	45.55	725.97
		Operating Profit	1742.74	1735.36	4925.36
		Less : Income Tax	684.34	835.00	1244.36
		Net Profit	1058.40	900.36	3681.00
3		Segment Assets			
	a	Banking Operations	371366.06	346624.29	371366.06
	b	Treasury Operations	203745.14	192371.83	203745.14
	c	Unallocated	4067.04	18829.64	4067.04
		Less : Eliminations	171362.96	181949.26	171362.96
		Total	407815.28	375876.50	407815.28
4		Segment Liabilities			
	a	Banking Operations	353095.50	331062.18	353095.50
	b	Treasury Operations	201784.76	189356.13	201784.76
	c	Unallocated	0.00	0.00	0.00
		Less : Eliminations	167296.26	161744.88	167296.26
		Total	387584.00	358673.45	387584.00

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021 FILE NO. 82.4324

Notes :

1. The working results for the quarter ended 30th June 2004 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax and Other Contingencies on an estimated basis.

2. Payments to and provisions for Employees for the quarter ended 30th June, 2004 includes an amount of Rs.88.63 crores being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.

3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

4. In line with the guidelines prescribed by RBI and being followed by all other banks domestically, the basis of valuation of investments in AFS and HFT categories has been changed during the current year, wherein investments are valued after netting off classification-wise depreciation and appreciation, computed scrip-wise, and providing for net depreciation in each classification while ignoring net appreciation. The earlier system, discontinued with effect from 1st April, 2004, was to provide depreciation scrip-wise while ignoring appreciation. Had the earlier system been continued, provision would have been higher by Rs.2242.76 crores and profit before tax would have been lower by the same amount.

5. From the Current quarter ended on 30.6.2004, the Loss on redemption of securities in the Available for Sale Category has been recognized after adjusting the underlying specific provisions held against these securities as against accounting of the same on gross basis in the Income from Investments in the earlier quarters. However, there is no impact on the Net profit for the quarter

6. The provisions and contingencies include an adhoc provision of Rs. 100 crores towards arrears of salary payable to the employees, pending settlement of wage revision under industry level negotiations.

7. The figures of previous periods have been regrouped, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 27th July 2004 and subjected to Review by Auditors.

ASHOK K. KINI
Managing Director & C E (NB)

C. BHATTACHARYA
Managing Director & C E (CB)

A. K. PURWAR
Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co.,
Chartered Accountants

Vyas & Vyas,
Chartered Accountants

S. Viswanathan,
Chartered Accountants

S. P. Chopra & Co.,
Chartered Accountants

G.S. Mathur & Co.,
Chartered Accountants

R. Devendra Kumar & Associates,
Chartered Accountants

Venugopal & Chenoy,
Chartered Accountants

Chaturvedi & Co.,
Chartered Accountants

O. P. Totla & Co.,
Chartered Accountants

K. S. Aiyar & Co.,
Chartered Accountants

B. B. Bansal & Co.,
Chartered Accountants

Sarma & Co.,
Chartered Accountants

K. P. Rao & Co.,
Chartered Accountants

Phillipos & Co.,
Chartered Accountants

New Delhi
27th July 2004